[K&L Gates LLP Letterhead]

Stacy H. Winick

K&L GATES LLP

1601 K Street, N.W.

Washington, DC 20006-1600

March 29, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn: John Grzeskiewicz, Esq.

VIA EDGAR

RE:	Nuveen Build America Bond Fund

File Numbers: 333-164974 and 811-22391

Dear Mr. Grzeskiewicz:

We received the written comments (the “Comments”) sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the pre-effective amendment to the registration statement on Form N-2 (the “Registration Statement”) filed by the Nuveen Build America Bond Fund (the “Fund” or “Registrant”) on March 12, 2010. We respectfully submit this response letter on behalf of the Registrant.

For the convenience of the Staff, Comments have been repeated below, followed by the Registrant’s responses. Defined terms have the same meanings as used in the Registration Statement, unless otherwise noted.

Prospectus

Cover Page

Comment:

1.	Investment Objectives – Delete “attractive” before “current income.”

Response: The Fund has made the deletion, and conforming deletions throughout the prospectus, as requested.

Division of Investment Management

March 29, 2010

Comment:

2.	Fund Strategies – Delete “unique” before “opportunity to capitalize.”

Response: The Fund has made the deletion, and conforming deletions throughout the prospectus, as requested.

Comment:

3.	Portfolio Contents – In the first sentence, change “Managed Assets” to “net assets, plus the amount of any borrowings for investment purposes” or, in the alternative, make a representation in your response letter that for purposes of the 80% test, the Fund’s definition of “Managed Assets” is consistent with the definition of “Assets” in Rule 35d-1(d)(2) under the 1940 Act.

Response: The Fund represents that, for purposes of the 80% investment test under Rule 35d-1, the Fund’s definition of “Managed Assets” is consistent with the definition of “Assets” in Rule 35d-1(d)(2).

Comment:

4.	Please consider abridging the disclosure on the cover page to make it shorter and pithier. Item 1.2 of Form N-2 states that the cover page “may include other information if it does not, by nature, quantity, or manner of presentation impede understanding of the required information.” (Emphasis added)

Response: The Fund has edited and streamlined the cover page. In the section entitled “Build America Bonds,” the Fund has deleted details of the subsidies paid to Build America Bond (“BAB”) issuers and the purposes for which BAB proceeds may be used. In the section entitled “Portfolio Contents,” the Fund has shortened the discussion of instruments in which the Fund may invest, and have included a cross reference to “The Fund’s Investments” in the prospectus summary and body. In the section entitled “Contingent Term Provision,” the Fund has deleted an extended discussion of the circumstances under which the Fund may terminate, and have instead included a cross reference to the explanation set forth in “The Fund’s Investments – Contingent Term Provision” in the prospectus summary and body.

Division of Investment Management

March 29, 2010

Prospectus Summary

Comment:

5.	The Offering – please inform the staff whether FINRA has approved the terms of the underwriting arrangement.

Response: FINRA has not yet approved the terms of the underwriting program. However, the Fund is in the process of obtaining FINRA approval and will obtain such approval prior to the time of first offering of the Fund.

Comment:

6.	Investment Policies – In your response letter, explain how the Fund intends to treat borrowings for investment purposes, other than “Fund liabilities incurred for the express purpose of creating effective leverage”, for purposes of calculating Managed Assets. Are there any kinds of “liabilities incurred for the express purpose of creating effective leverage” other than special purpose trusts with inverse floaters in which the Fund may invest? If so, disclose and describe these other kinds of liabilities in the prospectus.

Response: In addition to borrowing through a bank credit facility, the Fund has no present intention of incurring liabilities for the purpose of creating effective leverage other than through the investment in inverse floating rate securities. As a result, no additional disclosure has been included in the prospectus.

7.	Contingent Term Provision – Explain in your response letter (a) why the contingent termination date of June 30, 2020 was chosen and (b) why the 24 month period was chosen rather than, say, a 48 month period.

Response: The Fund chose June 30, 2020 as the contingent termination date because this date (i) coincides with the 10-year call provisions of many of the BABs the Fund intends to invest in and (ii) provides a sufficient time horizon to optimize the portfolio management of the Fund and provide for an orderly liquidation in the event the fundamental policy provision becomes effective. The 24 month period (during which no BABs issuances might occur) and the date of December 31, 2014 was chosen to trigger (or cancel) the contingent term within a time period that would allow for adequate time, in this case six years, to optimally manage the Fund’s portfolio to its termination date.

Division of Investment Management

March 29, 2010

Comment:

8.	Leverage – Explain in your response letter what makes the Fund’s leveraging and hedging techniques an “integrated” strategy.

Response: The Fund’s leverage and hedging techniques are referred to as integrated because the Fund’s use of hedging strategies is expected to be directly calibrated to any increased interest rate risk, relative to the Fund’s benchmark, due to the use of leverage. Disclosure explaining this has been added to the prospectus.

Comment:

9.	Distributions – The disclosure states that the Fund will pay monthly distributions to common shareholders at a level rate on the Fund’s projected performance. Explain what happens if the projected performance is less than the actual performance. Is there a possibility that some distributions might be a return of capital? Since the Fund’s distribution policy and its dividend rate may change with portfolio and market conditions, change the first sentence to make it clear that the Fund only “seeks” or “attempts” to pay monthly distributions at a level rate.

Response: On page 13 of the prospectus, the Fund states that its ability to maintain a level rate will depend on a number of factors and that, as portfolio and market conditions change, the rate of dividends could change. The first sentence has been changed to state that the Fund “seeks” to pay monthly distributions at a level rate. In general, the Fund’s dividend payments will be made from net income. However, as stated on page 56 of the prospectus: “the Fund may make total distributions during a given calendar year in an amount that exceeds the Fund’s net investment income and net realized long-term capital gains for that calendar year, in which case a portion of the excess would be treated as a taxable dividend to the extent of the Fund’s expenses that are not allowed as deductions against its investment company taxable income, and the remainder would be treated by Common Shareholders as return of capital for tax purposes.”

Comment:

10.	Special Risk Considerations – (a) Under “Leverage Risk”, it is disclosed that the Fund may issue fixed and floating rate notes or commercial paper. Disclose that the issuance of such senior securities may limit the Fund’s ability to pay dividends to its common shareholders and would require that the Fund segregate a significant portion of its assets to meet the requirements of Section 18 of the 1940 Act. (b) Please provide to the staff with the names of closed-end investment companies that have issued floating rate Dates and commercial paper.

Division of Investment Management

March 29, 2010

Response: (a) The Fund has added the requested disclosure as a new seventh sentence in “Leverage Risk” in the summary and throughout the prospectus. (b) Nuveen Tax-Advantaged Total Return Strategy Fund, a registered closed-end fund (811-21471), issued floating rate notes which are no longer outstanding. In addition, Nuveen Senior Income Fund, also a registered closed-end fund (811-09571), utilized a commercial paper facility, which is no longer in existence. It is Nuveen’s understanding that certain closed-end funds sponsored by Tortoise Capital Advisors LLC have issued floating rate notes and certain closed-end funds sponsored by Van Kampen Investments have utilized commercial paper facilities.

THE FUND’S INVESTMENTS

Investment Objectives and Policies

Comment:

11.	Integrated Leverage and Hedging Strategy – (a) Disclose the provider of the bank credit facility, if available. (b) Describe how the Fund intends to use the credit facility.

Response: (a) The Fund is presently in negotiations with bank credit facility providers, but has not made a final selection. (b) As stated in the prospectus, the Fund intends to borrow under a bank credit facility in order to have additional assets to invest in accordance with the Fund’s investment policies.

Comment:

12.	Contingent Term Provision – Furnish the staff with the names of closed-end funds, if any, which have similar contingent termination or target dates.

Response: Under the Fund’s Declaration of Trust, the Fund has no limitation on its term of existence, unlike many registered closed-end funds with stated terms such as Nuveen Mortgage Opportunity Term Fund (811-22329). Rather, the contingent term provision is a stated fundamental policy of the Fund that articulates the Fund’s Board of Trustees’ determination that if the BABs program is not extended, the Fund will liquidate. Regardless of the fundamental policy concerning the contingent term, the Fund’s Board of Trustees could determine to terminate the Fund at any time in accordance with its powers as stated in the Declaration of Trust – an authority residing in fund boards generally. While not aware of other funds with a specifically similar contingent fundamental policy, Nuveen is aware of other funds that contain fundamental and non-fundamental policies that, contingent upon certain events, such as foreign markets developments, would trigger changes to investment objectives and policies.

Division of Investment Management

March 29, 2010

LEVERAGE

Comment:

13.	Explain in your response letter what would compel the Fund to issue notes or commercial paper rather than the more conventional (for closed-end funds) means of obtaining leverage such as bank borrowings or preferred shares.

Response: How the Fund implements its leveraging strategy is dependent on a number of factors, including the costs of a particular type of leverage and the reliability over an extended period of the potential leverage arrangements that are available. As stated in the prospectus, and based on the factors noted above, initially, the Fund intends to implement its leveraging strategy by establishing a bank credit facility. The Fund reserves the right to use other forms of leverage in the future if economically beneficial to the Fund, including issuing inverse floating rate securities.

RISKS

Comment:

14.	U.S. Government-Sponsored Agencies Risk—Briefly describe the recent difficulties of these agencies and the status of current Congressional inquiries into these agencies’ operations.

Response: The Fund has included additional disclosure responsive to your request. The discussion of U.S. Government-Sponsored Agencies Risk (an abbreviated version of which appears in the prospectus summary) now reads in its entirety as follows (new text is underlined):

“While certain U.S. Government-sponsored agencies, such as the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Federal National Mortgage Association (“FNMA”) may be chartered or sponsored by acts of Congress, their securities are neither issued nor guaranteed by the U.S. Treasury, and therefore may lose value. On September 7, 2008, the Federal Housing Finance Agency (“FHFA”), a new independent regulatory agency, placed FNMA and FHLMC into conservatorship, a statutory process designed to stabilize a troubled institution with the objective of returning the entity to normal business operations. A July, 2009 congressional report issued by the Committee on Oversight and Government Reform noted that the FNMA and FHLMC’s role in the financial crisis “was significant and has received too little attention.” In addition, the U.S. Treasury has been purchasing mortgage-backed securities issued by FNMA and FHLMC in the open market to create market liquidity and, in part, to stabilize their market

Division of Investment Management

March 29, 2010

values. The U.S. Treasury has also entered into a new secured lending credit facility with both of those corporations to provide liquidity if needed, and a Preferred Stock Purchase Agreement, which will ensure that each corporation maintains a positive net worth.”

DISTRIBUTIONS

Comment:

15.	Does the fund intend to file an exemptive order to permit the Fund to distribute long-term capital gains more often than annually?

Response: The Nuveen fund complex currently has an exemptive order1 permitting the Fund to distribute long-term capital gains more often than annually, however, the Fund has no current intention to do so.

Comment:

16.	In your response letter, provide the staff with the authority for the statement; “The Fund may treat the cash value of tax credit and refund amounts in connection with retained capital gains as a substitute for equivalent cash distributions.”

Response: Section 852(b)(3)(D)(ii) of the Internal Revenue Code specifies the tax treatment of undistributed capital gains of regulated investment companies: Every shareholder of a regulated investment company at the close of the company’s taxable year must include, in computing his long-term capital gains in his return for his taxable year in which the last day of the company’s taxable year falls, such amount as the company designates in respect of such shares in a written notice mailed to its shareholders at any time prior to the expiration of 60 days after close of its taxable year, but the amount so includible by any shareholder may not exceed that part of the amount subjected to tax which he would have received if all of such amount had been distributed as capital gain dividends by the company to the holders of such shares at the close of its taxable year. Every such shareholder is deemed to have paid the tax imposed on the amounts required to be included in respect of such shares in computing his long-term capital gains for that

[1]

Nuveen Real Estate Income Fund, et al.; Notice of Application, Release No. IC-26154; File No. 812-12836 (pub. avail. August 20, 2003) and In the Matter of Nuveen Real Estate Income Fund, et al., Release No. IC-26177; File No. 812-12836 (pub. avail. September 11, 2003).

Division of Investment Management

March 29, 2010

year and such shareholder is allowed credit or refund, as the case may be, for the tax so deemed to have been paid by him.

Comment:

17.	Disclose whether there is any possibility that the Fund’s distribution policies might endanger its status as a regulated investment company under the Internal Revenue Code.

Response: The Fund’s distribution policies are designed in accordance with the relevant provisions relating to regulated investment companies under the Internal Revenue Code, including all applicable income, diversification, and distribution requirements.

Statement of Additional Information

Investment Objective and Policies

Comment:

18.	Disclose more information about the BABs Index: what comprises the Index, the criteria for inclusion in the Index, who compiles it, how frequently it appears, where it can be found, etc,

Response: On page 4 the Fund has inserted the following language as a standalone fourth paragraph:

“The Barclays Build America Bond Index is a subset of the Barclays Capital Taxable Municipal Bond Index, and is compiled by Barclays Capital. The Index consists of all Build America Bonds—Direct Pay Subsidy bonds that satisfy the rules of the Barclays Capital Taxable Municipal Index. The Barclays Capital Taxable Municipal Bond Index represents securities that are taxable, dollar-denominated, and issued by a U.S. state or territory, and (i) have at least one year to final maturity regardless of call features; (ii) at least $250 million par amount outstanding; (iii) are rated investment-grade (Baa3/BBB- or higher) by at least two of the following ratings agencies: Moody’s Investor Service, Inc., Standard & Poor’s Corporation and Fitch Ratings, Inc. Information about index constituents, statistics, market structure and performance can be found at Barclays Capital Live. Barclays Capital Live is a subscription-only, web-based client portal. Due to the developing nature of the BABs market, however, information about the index may become more widely available in the future.”

Division of Investment Management

March 29, 2010

General Comments

Comment:

19.	We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: The Fund acknowledges that you may comment further on portions of the Fund’s registration statement as they are completed in a subsequent pre-effective amendment filing or filings.

Comment:

20.	Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

Response: The Fund does not intend to submit an exemptive application or no-action letter in connection with the registration of its shares.

Comment:

21.	Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: The Fund has reviewed the prospectus and believes it conforms, where necessary, to the requirements of Rule 421 under Regulation C under the Securities Exchange Act of 1933.

Comment:

22.	If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Division of Investment Management

March 29, 2010

Response: If the Fund omits certain information in reliance on Rule 430A under the Securities Exchange Act of 1933, then it will identify the information to you supplementally.

General Comments and Responses Thereto

It was requested that the Fund provide the following representations in its response to comments.

In connection with these filings, the Fund acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	A declaration of the Fund’s registration statement as effective by the Staff does not foreclose the SEC from taking any action with respect to the filings;

3.	The declaration by the Staff of the Fund’s registration statement as effective does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*        *        *

Division of Investment Management

March 29, 2010

The Fund intends to file a pre-effective amendment to its registration statement reflecting the above responses to the Staff’s Comments as soon as practicable after the filing of this correspondence. Thank you for your prompt attention to these matters. If you have any questions, I may be reached at (202)778-9252.

Sincerely,

/s/ Stacy H. Winick
Stacy H. Winick

cc:	Kevin J. McCarthy

Mark L. Winget

Leonard B. Mackey, Jr.